

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2025

Rodrigo Barbosa
Chief Executive Officer
Aura Minerals Inc.
c/o Aura Technical Services Inc.
3390 Mary St, Suite 116
Coconut Grove, FL 33133

Re: Aura Minerals Inc.
Registration Statement on Form F-1
Exhibit Nos. 10.2 and 10.11
Filed June 6, 2025
File No. 333-287864

Dear Mr. Barbosa,

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation